# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CANDEL THERAPEUTICS, INC., CIK 0001841387
CUSIP: 137404109
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 117 Kendrick St., Suite 450, Needham, Massachusetts (MA), 02494
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0001387131-22-001918
Filed by CIK 0001494695
Persons authorized to receive notices and communications: Paul B. Manning, c/o PBM Capital Group, LLC, 200 Garrett Street, Suite S, Charlottesville, Virginia (VA), 22902, (434) 980-8100

## Reporting persons
- Paul B Manning (CIK 0001494695): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 4,487,247; shared voting power 1,303,752; sole dispositive power 4,487,247; shared dispositive power 1,303,752; aggregate amount beneficially owned 5,790,999 (7.9% of the class)
- The Paul B. Manning Revocable Trust dated May 10, 2000: type of reporting person: other (OO); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,763,527; shared voting power 0; sole dispositive power 2,763,527; shared dispositive power 0; aggregate amount beneficially owned 2,763,527 (3.8% of the class)
- BKB Growth Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,303,752; sole dispositive power 0; shared dispositive power 1,303,752; aggregate amount beneficially owned 1,303,752 (1.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: CANDEL THERAPEUTICS, INC.
Address of issuer's principal executive offices: 117 Kendrick St., Suite 450, Needham, Massachusetts (MA), 02494
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2022, (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 5,790,999 shares of Common Stock, consisting of (i) 1,681,000 shares of the Issuer's common stock held by Paul and Diane Manning, JTWROS, (ii) 2,763,527 shares of the Issuer's common stock held by the Trust, (iii) 1,303,752 shares of the Issuer's common stock held by BKB and (iv) 42,720 shares of common stock issuable upon the exercise of options within 60 days of February 26, 2026 held by Mr. Manning. The Trust and BKB purchased 642,406 shares and 553,752 shares, respectively, pursuant to the Series B Preferred Stock financing in November 2018 for an aggregate purchase price of $8.4 million. Paul and Diane Manning, JTWROS purchased 1,625,000 shares in the Issuer's initial public offering, which closed on July 29, 2021, for an aggregate purchase price of $13.0 million. Paul and Diane Manning, JTWROS purchased 36,000 shares and 20,000 shares in the open market on July 27, 2021 and July 29, 2021, respectively, for an aggregate purchase price of $410 thousand. The Trust and BKB purchased 500,000 shares and 750,000 shares, respectively, pursuant to an underwritten offering by the Issuer, which closed on December 16, 2024 for an aggregate purchase price of $7.5 million. The Trust purchased 1,070,663 shares, pursuant to an private offering by the Issuer, which closed on June 25, 2025 for a purchase price of $5 million. The Trust purchased 550,458 shares, pursuant to an underwritten offering by the Issuer, which closed on February 23, 2026 for a purchase price of $3 million.

The funds used by the Trust and BKB to acquire the securities described above were obtained from capital contributions from the respective entity's members.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Mr. Manning is the record owner of (i) 1,681,000 of the Issuer's common stock and (ii) 42,720 shares of common stock issuable upon the exercise of options within 60 days of February 26, 2026. The common shares are held jointly with his spouse.

As of the date hereof, the Trust is the record owner of 2,763,527 of the Issuer's common stock Mr. Manning is the Trustee of the Trust and has sole voting and dispositive power over the shares.

As of the date hereof, BKB is the record owner of 1,303,752 shares of the Issuer's common stock. Mr. Manning is a co-manager of the manager of BKB and has shared voting and dispositive power over the shares.

Each of Mr. Manning, the Trust and BKB may be deemed to beneficially own 7.9%, 3.8% and 1.8%, respectively, of the Issuer's outstanding Common Stock, which percentages are calculated based upon 73,244,473 shares of the Issuer's common stock outstanding as of February 20, 2026, as reported by the Issuer in its Prospectus Supplement, filed with the Securities and Exchange Commission on February 20, 2026.

Collectively, the Reporting Persons beneficially own an aggregate of 5,790,999 shares of Common Stock, which represents 7.9% of the Issuer's outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Manning has sole power to vote and dispose of 4,487,247 shares and shared power to vote and dispose of 1,303,752 shares.

The Trust has sole power to vote and dispose of 2,763,527 shares.

BKB has shared power to vote and dispose of 1,303,752 shares.
Transactions in the class effected during the past sixty days:
On February 23, 2026, the Trust purchased 550,458 shares of the Issuer's Common Stock at $5.45 per share.

Except for this transaction, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Statement

## Signatures
- Paul B Manning: /s/ Paul B Manning, Paul B Manning (03/18/2026)
- The Paul B. Manning Revocable Trust dated May 10, 2000: /s/ Paul B. Manning, Paul B. Manning, Trustee (03/18/2026)
- BKB Growth Investments, LLC: /s/ Paul B. Manning and /s/ Bradford Manning, Paul B. Manning, Manager and Bradford Manning, Manager (03/18/2026)